EDITED VERSION PUT ON WEBSITE

Reuters First Quarter Trading Statement Conference Call

24 April 2001

The comments below may include forward-looking statements within the meaning of US securities laws.

For a discussion of risk factors which could affect future results, please refer to the Risk Factors (http://www.about.reuters.com/ar2000/review2000/sum_op/risk_fac.htm) section of Reuters 2000 Annual Report and Form 20-F, copies of which can be obtained either from the web or from our offices in London or New York.

Peter Job, Chief Executive: I have issued a fairly clear trading statement but I would just like to illustrate it with three points. First of all, the reasons for confidence at the moment include the fact that our products are strong. The 3000 product line has a lot of functionality and content now. Dealing 3000 also has a great deal of good functionality and our general software offerings to our client base have a lot of richness and reliability. We are selling things which are well-established and strong, that is the first point. The strength of its products is always very important in the life of the company, and of course development of products is continuous; we are at a good stage in the cycle at the moment.

Secondly, competition in general is weaker. Out of three global vendors one is in the bankruptcy court, as you all know, and of course we are bidding for bits and pieces of it, as are other people. However, whatever the outcome of this — and since this discussion is still going on we do not have any news for you on that today — you can be sure of one thing. In my opinion Bridge will not come out of that bankruptcy court as it went in. It went in making very big losses and something will have to be done about it, whoever buys the bits and pieces, even assuming all the bits and pieces are actually sold. So, from a competitive standpoint this is very good news for Reuters one way or another.

Thirdly, and I have tried to stress this, you have to keep on telling the story in the press release. We are so diverse in the customer base that we reach. I thought it necessary to stress this because I have seen various things written over the last few weeks saying that Reuters receives the bulk of its revenue from investment banks and so on, and that slowing M&A and IPO activity meant that people would be let go and that would be very bad for Reuters.

Just to put some perspective on this, I will give you a figure and that is if you take what you would think of as the seven leading investment banks in the world, the total amount of revenue that Reuters derives from these seven banks is not much more than 6%. That does not mean to say it is the total limit on our investment banking revenue because there will be other banks with investment banking departments, and even those seven that I mentioned may of course be doing other things than investment banking. However, in general it is true that the IPO business and the M&A business do not generate huge amounts of revenue for Reuters and therefore I have tried to put that in perspective by referring to the very large number of locations that we serve around the world and the very large number of different types of client that we serve. Not all of them suffer from the same trends at once and that has always been a feature of our company, and it remains that today.

For all these reasons I believe there is a great deal of stability under us which would take a lot to shake. I am not going to say much more today about the base business because Tom Glocer has been immersing himself in it and is now a better authority than me on the latest events, so I shall pass most of your questions to him today, probably taking up any questions you have on some of our other activities such as Instinet.

Question: I wonder if you could tell us a little bit more about the Dealing 2000 foreign exchange trading platform? Revenues were down 9% . Was that in terms of the sequential quarter-on-quarter decline, and is there any end in sight to the deterioration in the outlook for that business?

David Grigson, Finance Director: I believe the quarterly figure at the end of last year for the equivalent transaction business was down about 5% or 6% and therefore sequentially it has deteriorated very slightly from that.

Tom Glocer, Chief Executive designate: My view of the foreign exchange market is we are seeing a shift where we are picking up some quite interesting opportunities outside of just the core interbank market which is reflected in the conversation and dealing activity in Dealing 2000-1, Dealing 2000-2 and now Dealing 3000, instead of being picked up in some of our solution sales where we are providing systems which allow bank trading floors to be reconnected out to their ultimate customers. So, overall, Reuters position in and participation in the foreign exchange market is trailing down on a less significant slope than perhaps just the naked percentage which reflects the core dealing activity. However, the essential trend has continued of a slow and steady move downward in the activity.

Question: Were some of the numbers restated within Trading Solutions in terms of the breakdown of that division? The split between transactions, applications, and retail solutions — was there any restatement of the numbers.

David Grigson: Not that I am aware of.

Question: I know you do not report your profits at this stage, but are you still planning the same level of investment in Reuterspace and Radianz as we have generally been expecting this year? Then, can you comment at all about the timing of when we might hear something on the Bridge bankruptcy proceedings, and can you give us any idea whether if you did buy it what size and numbers are concerned.

Tom Glocer: Let me start with the Bridge issue and then come back to the issue of the investment level. The Bridge situation is lengthening in terms of the process that Bridge itself, or rather the creditors as represented by their advisors, are taking to try and seek value there. So, in terms of the actual timing I would not want to predict at this point on a day-to-day basis when there would be news flow, but you are basically looking at a timing of over the next week or two. I believe they have a bankruptcy court hearing scheduled in the first week of May, which is not to say that that could not be moved but that is somewhat of a date that people are headed to.

In terms of the actual numbers, everyone would love to jump into issues like dilution and accretion etc. But, because it is a moving target at the moment in terms of both exactly what assets are covered and what the full nature of the bid is, and ultimately the most important question which is when whoever the acquirer is could begin an integration and therefore ring out the costs and turn around that business, it is really too early to give you an accurate financial picture.

Question: There has been an article that there is a rival bid from a consortium of banks. Can you say anything about that?

Tom Glocer: I would not really want to get into too much speculation about potential other bidders or not. That rumour has been around for a while. As far as we know, active in the bidding, in the process, there has not been an actual bid submitted, and that is what we need to look at now in terms of a real factor in the process.

On Reuterspace and Radianz: unlike US practice, we do not report a quarterly income statement. I do not want to back into it with revenue and a selective cost picture. Let me say, though, that we are continuously reviewing our investment level spends. We have the discretion, particularly in Reuterspace, to move it forward or back depending on the market situation we see at one time.

Radianz are in the middle of an important build-out of their network, and we are working very closely with them between the Reuters Finance side of the house, and Radianz. That is not an area where we would chose to go more slowly.

Question: The first question is on the issue of costs. Is there anything that has happened in the first quarter that would make you think that the costs of the transformation programme are more than the £150 million that you had planned for this year, or anything that might suggest that you will not make, as you have promised, almost the £450 million of costs savings next year?

The second relates to forward-looking prospects. You have had a good first quarter. There was some backlog on both series 3000 Xtra and the software systems business to work through. Are you seeing the same active levels of new order enquiry in both those businesses as you look to the second quarter and beyond?

Peter Job: We gave a fairly robust statement which went about as far as we intend to go on the outlook.

David Grigson: On the subject of costs and transformation costs, one-third through the year we spent a little less than we had planned to spend. That is just a timing issue more than anything else. We will stick with our suggestion of a couple of months ago that we would spend at around £150 million. The plans are well in place, the programmes are there, we know precisely what we are doing and what we expect to get out of them, and almost without exception, they are very much on schedule.

We also said in February this year that we expect to see some small cost reductions come through at the back end of this year, and I am certain we still see that happening, that the majority of the £150 million that Peter mentioned on 8 February just over a year ago would come through during the course of next year, and that we would see the full benefit in 2003. There is nothing that has happened since 13 February (2001) to change our opinion or mind on any of that.

Question: I have a couple of questions. The first is that I remember last year at this time, how confident you were about the Reuters Trading Solutions business, and it came through as you expected in the fourth quarter. Is there any way from where you sit now and looking forward, you obviously have the same kind of confidence that the third or fourth quarter in that business should continue as expected? Is that fair to say?

Peter Job: As I said earlier, we have probably gone to the limit that we want to go to in making a forward statement. However, it is interesting to see TowerGroup, which we now own, (it is a very good source of analysis about spending intentions in the financial industry) is still projecting quite large amounts of expenditures by banks in particular. If you were just to take that macro outlook, you would not see things collapsing away from you.

Question: A follow-up question about Bridge. It is interesting to look at your decision about whether to buy or to build in terms of going after the buy side on your own with your own suite of products, with a different pricing structure, and where Bridge is right now. How do you see what you have coming through, is that Bridge’s assets or doing it on your own?

Tom Glocer: You hit on the fundamental issue which ultimately is an economic one and a time-to-market one. In terms of the Bridge opportunity, there are clearly some assets there, in particular the old Bridge trading operation and Bridge Station Seven, which was a good business before they started going out and acquiring others, and remains a reasonable platform to go in more deeply into the institutional asset management sector.

Our participation in Bridge is not at any price, up to the point that it makes sense to us as a way to move forward with a time advantage. We remain quite confident in our own ability, both through the ReutersPlus/ReutersPro entry point, through domestic US, as well as coming in with 3000 Xtra on the international side. And, as we are beginning to see a greater professionalisation in the use of Trading Solutions, through that business, a viable strategy in the US institutional area. I characterise it as: we like our existing strategy; if we can give it a significant fill-up at the right price, Bridge is attractive, but we know up to what point value lies.

Question: The Bridge pricing on the Information side, given the fact that it is as low as it is, does not deter you in terms of the purchase agreement price?

Tom Glocer: There is not just a single Bridge price. There is a whole continuum of prices. We are familiar with the issue from our acquisition of Quotron in 1994 of what happens to a vendor during a period of decline where they are attempting to hold on to market share. It is an issue that needs to be addressed with some proper marketing segmentation, and ultimately our integration strategy, but that alone is not something that would scare us off.

Question: The underlying revenue growth in the core Reuters Financial at 7% appears to be 1% down from the second half last year. In a previous release, you have spoken about there being a series of cyclical and counter-cyclical influences on that number. Could you give us more of a feel – I don’t know if it is possible to quantify the 7% growth you have achieved – of what you see as a kind of cyclical element, and what is counter-cyclical perhaps being offered to you by the Bridge effect?

David Grigson: I have the quarterly numbers for the last four quarters. For the Information part of this business, which as you said is 7% up, growth fluctuated between 7% of the third quarter last year, and 9% in the fourth quarter, and 7% in the first quarter; it does not imply a great deal of cyclical movement.

On the Reuters Trading Solutions side, we had a strong last quarter partly because the last quarter in 1999 was quite weak. I suspect that there is a small amount of flattery in that number, particularly in the early months, January, but February and March are now being compared to pretty average and normal months going past. I do not think we can see a lot of cyclicality or other distortion in that growth.

Question: You said that the revenue growth in the core Reuters Financial is likely to be slightly lower in the second quarter. Is that an influence that you are seeing both across

Information and Trading Solutions, when you refer to it being slightly lower, or is it more the one than the other?

David Grigson: It is neither one nor the other. Our anticipation is, and I think we are taking a pretty cautious view here, sensibly, properly and realistically, that we will see a very slight decline in growth rates in both areas.

Question: Also digging a little bit further on that statement. I want to know whether we should be interpreting the “slightly slower” comment in the context of like-for-like or reported revenue growth for Reuters Financial. It looks from the currency numbers as if there a bit of a step down of a few percent just on currencies as we go into the second quarter anyway.

Secondly, I wonder if you could talk a bit more about Instinet, or the patterns between US and International. It looks from the broad numbers as if Instinet US has been really strong. I am trying to get a feel for whether Instinet International is slowing down in its growth rate, or not?

Peter Job: Instinet has been doing very well, as you see, in the United States. It has certainly outpaced what happens abroad. The mixture is about 80/20, or thereabouts. Pricing outside the United States depends on market price. Pricing inside the United States depends on cents per share, so if the markets are falling, that is a factor in reducing the growth rate of the non-US business.

David Grigson: We were talking about underlying revenue growth on 13 February and we are talking about underlying here.

Question: On Instinet — just to make it clear — your comment about average pricing is not telling us something new about increased competitive pressures in the US, it is more a comment on the growth internationally? Is that fair?

Peter Job: It is a comment that covers the US as well. You obviously have a huge increase in Nasdaq volume, with a lesser increase in revenue.

We are going to “separate-track” Instinet from today. You saw that start last week when we put out a separate press release on Instinet’s first quarter. The reason for separate tracking is not to deprive you of information – far from it. There should be ample opportunities for more information. The reason for separate tracking is that we find ourselves in this SEC bind. When one is considering floating a company, there are very strict rules about what one can say that promotes it or comments on its products. Of course, the sanction against infringing those is like a game of snakes and ladders: you get to the top and then slither all the way down to the starting point again.

What we are determining to do here is to try fit comments on Instinet into the further progression of the process towards IPO, and of course if and when we get to roadshows, you will have an excellent opportunity to find out anything you want from the management who we will make sure in that case will be available to you in person.

I am not going to want to make too many comments on Instinet today for that reason. I just have to assure you that it is a good reason and it is not one that intends to deprive you of information. We will find ways that will satisfy your curiosity no doubt in time.

David Grigson: On the currency point raised — the question was about our statement on the slightly lower growth rates in the second quarter, was that on an underlying or an absolute basis? It is on an underlying basis because obviously we cannot predict exchange rates, and nor do we try to particularly. It is very much on an underlying basis.

Question: I have a number of questions. You may not be able to answer the one in Instinet. Could you comment on the progress of the fixed income product? The second question was on Reuters Information. Can you give us something of the sense in a little more detail as to the growth in the geographical areas. Your outline in Continental Europe and the US has been strong, but if you could give us figures for the growth, that would be very helpful.

The third question was on Trading Solutions. The percentage figures that you have in the paragraph in the trading statement, are these underlying growth figures as opposed to headline figures?

Peter Job: Instinet fixed income continues on its merry way, and the main feature of the last period has been the constant addition of instruments traded, something like 900 now. This broad expansion of the technology gives us more chance to trap liquidity. Liquidity is growing, but I would not like to say that it has grown to a point where we could say this had become a very strong service yet.

Tom Glocer: I thought I would jump in and start on your geographic segment question, and then hand it over to David Grigson for more detail.

We have had good strong continued growth in our European operations, particularly on the Continent, which are growing at a fast rate, and in the US. The US point underlies something that Peter Job began with which is the robustness and resilience of the model. Obviously much of the doom and gloom which one sees in the media and to some extent, in analysts’ reports, is an emanation from the US where things like the Cisco reports, etc., would make one expect that things are very badly off the rails. Yet, in the US itself, we are seeing growth well beyond what we are seeing in the UK, and certainly Asia, which is working through a very challenging environment this year. That is a very positive sign.

David Grigson: I will come back to your last point, as I understood it, the various growth rates that have been quoted under the Reuters Financial part of the press release, are they underlying or are they absolute? All the growth rates that you see there for AES and for other parts of the business are underlying growth rates.

Question: On the geographic growth rates?

David Grigson: It appears on the last page of the press release. The Continental Europe part of it: Europe, Middle East and Africa, where Reuters Financial is growing at about 11%. Reuters America is somewhere between 8 and 9%, around 8.5%. The Asia Pacific number you see there is almost entirely Reuters Financial. The UK is about 4-5%. These are underlying rates again.

Question: What was the contribution of price increases to the 7% underlying revenue growth at Reuters Financial?

Tom Glocer: Very little. I am certainly following a practice that Peter Job put in place a number of years ago which I believe has very well positioned us which is not to rely on price increases as a way of getting up our revenues. Long term I believe this makes us far more competitive and puts the pressure where it should be on the operation to get our cost infrastructure in place. So, the short answer to your question is very little. In some areas we have recaptured inflation but not much beyond that.

Question: You seem to be talking very buoyantly about just about all your markets. Why are you then looking to see a lower growth rate into the second quarter?

Peter Job: One could overdo this. We use the word “slight”. Not every quarter is the same as the quarter that went before it, and not every quarter can be the same. There are variations and all sorts of things, and we are not pointing you to a material difference.

Question: If you are saying it is not material, then why bother to mention it at all?

Peter Job: Because it is mathematically different, and therefore we try to be exact in the line of Reuters normal exactitude in these things.

Question: Material, in accounting parlance, is 3%. Should we take 3% off the growth rate in the first quarter?

David Grigson: No, you should not!

Peter Job: In my opinion you should stick to more or less what we have said. There is a slight difference.

Question: You talked about no pricing in the first quarter - can we assume that is going to be the same into the second quarter as well?

Peter Job: The pricing philosophy that Tom Glocer outlined is pretty much the same all the time so there is no particular price influence as between one quarter and the next. I doubt if there are any price increases in the second quarter at all.

Question: So, even the very slight decrease you refer to is just volume?

David Grigson: Volume and timing of installations.

Question: I have a couple of questions.. First I wonder if you could give us a bit more colour on Asia Pacific. I believe it grew 13% in the fourth quarter and only 4% in the first quarter and I wonder if there are any specific product areas leading to that deceleration? Secondly, just to clarify on Instinet, were you implying that Instinet revenues internationally fell in the first quarter?

Peter Job: I cannot supply that information out of my head, I will have to supply it later. If it did not fall, then it did not grow very much is the answer. As far as Asia Pacific is concerned, well they are having a tough time as Tom Glocer just said. It is a little bit different in Japan where we have been absorbing quite a lot of things that have been going on really for the last 10 years – bank mergers – and some of those came to a head in the quarter. However, we do not see, or at least from my experience recently, have not seen Japan as being in quite such a depressed shape as some parts of South East Asia. Do you agree Tom? Do you have anything to add there?

Tom Glocer: Yes, I agree there are parts of South East Asia which have been down and are down for a long time, and will continue a depressing effect there while other areas promise a more rapid return to growth. I am thinking of China, and Japan. We have seen, in general, the working through of our numbers of the major consolidation on the banking side and the pull back of a number of the other regional banks, and that is what delivers the less robust growth in the area.

Peter Job: There is a sleeping dragon out there!

Question: I have two questions Can you tell us the number of 3000 Xtra installations as opposed to the number of sales? Secondly, on Reuterspace, you talk about slower market conditions in the US. Are you indicating net cancellations of people taking your news and data or are you indicating a slower growth rate in the US?

Tom Glocer: On 3000 Xtra, I do not believe we have given out the installations figure at the end of the first quarter, but our year end numbers which was the number sold, I recall,

was around 27,000 . This has moved up to 33,000 sold at the end of this quarter. If you looked at our installation trend between the two dates, you would not see any marked change one way or the other. We have been moving through some of the backlog, and I believe we might have been at around 10,000 installed at year end, but the good news is that these are sales to large institutions in larger numbers, and so the roll-out schedule is often dictated by the bank itself. So, there is nothing really dramatic there.

Reuterspace: we obviously have seen in the US some level of increased cancellations associated with businesses which are just disappearing. The good news on the Reuterspace side is we have also seen more demand coming on line in Europe. I believe we announced a couple of weeks ago a more significant sale with Vizzavi, the Vivendi entity. As to whether it is negative or positive, it would be slightly one way or another either way but it is certainly not overall material to revenue results.

Question: Looking at your statement you seem to be very confident that you will get the £150 million of cost savings from the transformation programme and I wondered if you could possibly update us on how your plans for redeploying those savings are developing?

Tom Glocer: When you say “redeploying”, we are basically planning to give them to you! We are not planning to take those savings and then spend it in some other area, although obviously we reserve the right to come back with particular opportunities if we think they are the right thing to do in the business at that time. We are planning to have it deployed in effect in increased margin that you will see coming through on the bottom line.

To give you a general picture of where things are, as Peter Job and David Grigson have said, we remain on track largely on the spending side of the £150 million this year. Tangible progress in the quarter has included a lot of work being done knitting together our global help desks where we have moved from a situation where we had largely local help desks, if not in each country then at least in each sub-region with the local cost of infrastructure etc, to a consolidation to what is en route to being just five help desks around the world with integrated telesales and support in them, all linked by customer relationship management tools. So, we continue to be making a lot of the sort of infrastructural advantages as we go through this. A lot of it is boring nuts and bolts stuff, but it is the type of things that will begin flowing through in the form of cost savings through essentially the greater efficiency and leverage of the Reuters scale.

Question: So for the moment we should just be taking it in the margin basically in our expectations for 2003?

David Grigson: I believe that is right.

Peter Job: I do not dissent, but I will not be here by then and for the sake of completeness I would say that when we announced our strategy on 8 February 2000 and we put these savings down, we did say that we reserved the right to feedback some to our customers if we wanted to in terms of pricing. Now, it is not to say we have made any decision to do that, but I am just protecting Tom and David’s space to do that if when it comes to it they deem it necessary.

Question: I wonder if you could remind us of what the Instinet timetable looks like now that you have gone through most of the milestones in terms of filing as far as we can see? Also, perhaps as a related point on that, would be part of your bid for Bridge assets. I understand one of those is Bridge Broking and I wonder if that has any implications, or ramifications, for the timetable at all?

My second point would be, taking that further, if you are successful in acquiring the Bridge assets you have looked at, what impact, if any, would there be on your Radianz joint venture where obviously there is a significant amount of traffic and content carried. Also, I note that you have bid for an option on Bridge’s share in Savvis. Is that purely to block everybody else taking Savvis, or could there be longer term any combination of Savvis and Radianz that makes sense?

Peter Job: Tom is in the thick of the Bridge thing so I will hand those questions to him, but first on the Instinet timetable the process continues, and all I can really say to you is that we will not keep you waiting very long for further news, and furthermore that I do not think that the Bridge deal, if it comes our way, would interfere with any timetable that we develop. However, I will hand over to Tom now to talk about the other aspects of the questions you raised.

Tom Glocer: I am glad you asked the question because I believe it raises elements of ultimately Reuter’s total strategy and the assets we hold that are not sometimes fully appreciated. I recognise the timing issues vis-à-vis Instinet over the potential questions of Savvis and Radianz, but in my opinion what it also highlights is that when Reuters approaches an opportunity like Bridge, we are not just bringing, for example, an existing information business, or only a solutions business, but we are bringing a family of assets which have connections one to the other and synergies. That then puts us in the position a vis-à-vis a Bridge bid where we can look at both de-risking a potential transaction so we have Radianz connectivity to rely on going to various of the same institutions, and that is strategic asset. We have an Instinet which is obviously the premier electronic agency broker in the US, and it greatly increases our options including the potential of combining into Instinet — if we were to take that sort of a decision — the Bridge trading piece you referenced. So, I believe it is a strength and obviously it raises some particular questions of timing and what you will do.

The other point, just to return to on Bridge, is that this has allowed us to take a longer term and strategic view of Bridge. We are bidding for those assets that we really think can at the right price, and with the right synergies with the rest of the Reuters group, get us an advantage. Also, consistent with what we told you last quarter, there are some other assets in Bridge – most particularly Telerate and ADP – which we did have a chance to look at before, and which we passed on then and we are passing again on now, and that is where we have been seeing some of the counter-cyclical growth that shows up in our first quarter statement.

ENDS